

February 28, 2011

Jack L. Howard
Chief Executive Officer
Function (X) Inc.
159 70th Street
New York, NY 10021

>   **Re: Function (X) Inc. (formerly Gateway Industries, Inc.)**
>   **Form 15**
>   **Filed January 12, 2004**
>
>   **Form 10-K submitted February 8, 2011**
>   **File No. 000-13803**

Dear Mr. Howard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   On January 12, 2004 you filed a Form 15-12G terminating the registration of your common stock under Section 12(g) of the Securities Exchange Act or suspending the duty to file reports under Sections 13 or 15(d). Thereafter you filed no reports until a Form 10-K was submitted on February 8, 2011 for the fiscal year ended December 31, 2010. On the cover page of that Form 10-K, you checked the box indicating that you are required to file reports pursuant to Section 13 or Section 15 of the Exchange Act. Please provide us with a detailed explanation regarding why you believe that your reporting obligations are no longer suspended. Please provide the number of record holders of your common stock on the first day of each of years 2004 through 2011 and the dollar amount of total assets on the last day of each of years 2003 through 2010.   Also, please explain the basis for your apparent belief that you may begin reporting by means of a Form 10-K, rather than entering the reporting system by filing an Exchange Act

registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 with any questions. In the event thereafter that you require additional assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal